Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	DBA	Jurisdiction of Organization
P3 Health Group, LLC	P3 Health Group, LLC	Delaware
P3 Health Partners, LLC	P3 Health Partners, LLC	Delaware
P3 Health Partners-California, LLC	P3 Health Partners-California, LLC	Delaware
P3 Health Partners-Nevada, LLC	P3 Health Partners-Nevada, LLC	Delaware
P3 Health Partners-Oregon LLC	P3 Health Partners-Oregon LLC	Delaware